UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___________ to ___________

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

IGT PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERNATIONAL GAME TECHNOLOGY

9295 Prototype Drive, Reno, NV 89521

(775) 448-7777

REQUIRED INFORMATION
 The IGT Profit Sharing Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal years ended December 31, 2004 and 2003, which have been prepared in accordance with accounting principles generally accepted in the United States of America and which satisfy the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference. The written consent of Deloitte & Touche LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

IGT Profit Sharing Plan

Financial Statements as of and for the Years Ended
December 31, 2004 and 2003, Supplemental
Schedule as of December 31, 2004, and
Report of Independent Registered Public Accounting
Firm

IGT Profit Sharing Plan

		Page
	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
	FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:
	Statements of Net Assets Available for Benefits	2
	Statements of Changes in Net Assets Available for Benefits	3
	Notes to Financial Statements	4-8
	SUPPLEMENTAL SCHEDULE:
	Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9
Note:	Other schedules required by the Department of Labor’s Rules and Regulations
	for Reporting and Disclosure under the Employee Retirement Income Security Act
	of 1974 are omitted because of the absence of conditions under which they are
	required.
	Signature	10
	Exhibit Index	11
	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	12
EXHIBIT 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the IGT Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the IGT Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Los Angeles, California

June 27, 2005

IGT Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Cash	$1,530,196	$1,113,957
Investments, at fair value	288,606,184	260,615,358
Loans to participants	11,020,576	9,793,596
Employee contributions receivable	—	29,808

Net assets available for benefits	$301,156,956	$271,552,719

The accompanying notes are an integral part of these financial statements.

IGT Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2004	2003
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$4,508,664	$63,508,906
Interest	577,472	602,125
Dividends	5,929,260	2,861,885

	11,015,396	66,972,916

Contributions:
Employer	23,818,271	23,107,119
Participant	11,968,089	12,380,283

	35,786,360	35,487,402

Total additions to net assets available for benefits	46,801,756	102,460,318

Deductions from net assets attributed to:
Benefits paid to participants	17,060,410	13,126,049
Administrative expenses	137,109	126,586
Transfer of assets to United Tote Plan	—	4,289,169

Total deductions from net assets available for benefits	17,197,519	17,541,804

Net increase in net assets available for benefits	29,604,237	84,918,514

Net assets available for benefits:
Beginning of year	271,552,719	186,634,205

End of year	$301,156,956	$271,552,719

The accompanying notes are an integral part of these financial statements.

IGT Profit Sharing Plan

As of and For the Years Ended December 31, 2004 and 2003
Notes to Financial Statements

1. Description of Plan

The IGT Profit Sharing Plan (Plan) is sponsored by International Game Technology (referred throughout these notes as IGT, we, our and us) and consists of two programs: the Profit Sharing Program and the 401(k) Program. The following is a brief description of the Plan and provides general information. Participants should refer to the IGT Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and other provisions of the Internal Revenue Code (IRC). The Plan, adopted December 10, 1980, is a defined contribution plan covering all eligible employees of IGT. The Plan is administered by Fidelity Investments (Fidelity). Refer to “Investment Options” below for further information on available investment funds.

In September 2003, we completed our divestiture of United Tote. A trustee-to-trustee transfer of United Tote’s assets included $3.9 million in vested employee deferrals and $387,000 of employee loans. During 2003, we also divested of four other subsidiaries: Colorado Grande Casino, Colorado Central Casino, Anchor Coin Nevada slot route operations and IGT Online Entertainment Systems. There were no trustee-to-trustee transfers of assets for these divestitures.

Profit Sharing Program
IGT may make an annual profit sharing contribution, as determined by its Board of Directors, based on operating profits. The contribution is allocated to eligible participants’ accounts proportionately based on annual eligible compensation. Profit Sharing Program contributions vest according to the “Benefit Payments and Vesting” schedule below.

Our employees are eligible to participate in the Profit Sharing Program after completing 1,000 hours of service in a calendar year and reaching the age of 18. Once eligible, a Plan participant must be employed on the last day of the Plan year (December 31) to receive their annual profit sharing allocation. Participation in the Plan is retroactive to January 1 of the year in which the employee became eligible.

401(k) Program
On August 1, 2003, IGT increased the maximum amount participants may contribute to their accounts from 15% to 40% of their annual salary. Highly compensated employees may make elective deferral contributions up to 7% of their annual salary. Also, as of August 1, 2003, employees began making pre-tax contributions to their accounts upon completion of 30 days of full time employment, or one year or 1,000 hours of part-time employment. Prior to this date, employees were required to complete 90 days of full-time employment before being eligible to make pre-tax contributions to their accounts. A participant may discontinue contributions to the Plan at any time.

IGT’s 401(k) contribution matching program provides for the matching of 100% of an employee’s contributions up to $750 as determined by the Profit Sharing Committee. Employees are immediately 100% vested in all 401(k) contributions. The Plan also allows for rollover contributions from other qualified retirement plans. If the rollover is from an individual retirement arrangement, all assets in the prior retirement plan must have originated as contributions made under a qualified plan.

Participant Accounts
Each participant’s account is credited with employee 401(k) and employer matching contributions, allocations of IGT’s profit sharing contributions and forfeitures of non-vested portions of terminated participants’ profit sharing contributions, less Plan expenses. Additionally, participants’ accounts are affected by earnings and losses on investments.

Investment Options
The Profit Sharing Committee has selected fifteen investment options that have a variety of growth and risk characteristics. Plan participants are able to elect how their contributions are invested. A participant may allocate all contributions to one investment fund or split them between any combination of funds in increments of 1%. A participant may change how current and/or future contributions are invested at any time during the Plan year. We invest employer profit sharing contributions in the Spartan® Money Market Fund until they are distributed annually to eligible participants. Once distributed, employer contributions are invested as directed by the participants. The Plan’s investment options are:

Retirement Money Market Portfolio
PIMCO Total Return Fund – Administration Class
Fidelity Puritan® Fund
Fidelity Equity-Income II Fund
Spartan® U.S. Equity Index Fund
Baron Asset Fund
Fidelity Dividend Growth Fund
Fidelity OTC Portfolio
FMA Small Company Portfolio
Fidelity Diversified International Fund
IGT Unitized Stock Fund
Franklin Small-Mid Cap Growth Fund – Class A
Fidelity Low-Priced Stock Fund
Credit Suisse Capital Appreciation
TRP Mid Cap Value

Benefit Payments and Vesting
Participants are immediately vested in their tax deferred 401(k) contributions, 401(k) employer matching contributions, rollover contributions from other qualified plans, and the related earnings. Employer contributions to each participant’s profit sharing account vest based upon years of continuous service. A participant earns one year of vesting service for each Plan year (January 1 to December 31) in which he or she worked at least 1,000 hours. A participant is fully vested after seven consecutive years of service, based on the following schedule:

Completed Years	Vested
of Service	Portion
0	0%
1	10%
2	20%
3	30%
4	45%
5	60%
6	80%
7	100%

Upon termination of employment, a participant may receive a lump sum payment equal to the vested value of his or her account. If the termination of employment is by normal retirement (retirement after age 65), by death or by reason of total disability, the participant becomes 100% vested and has the right to receive payment in full. If a participant leaves IGT for any other reason, he or she is entitled to a distribution only from the vested portion of his or her account.

If a terminating participant’s vested account balance totals $5,000 or more, he or she may voluntarily defer payment of benefits until the normal retirement date. In any case, he or she may not defer payment past the age of 70-1/2. The Plan participants with balances less than $5,000 are required to make arrangements to remove their funds from the IGT Plan. A terminating participant may take a partial lump-sum payment and defer the balance of the account if the remaining balance is at least $5,000.

Hardship Withdrawals
The Plan allows for hardship withdrawals under defined circumstances. The necessity of the hardship withdrawal is reviewed by IGT’s Plan Administrator and includes allowance for major medical expenses, purchase of a primary residence, college expenses for a family member, and prevention of eviction from or foreclosure on a principal residence. A participant must stop making pre-tax 401(k) contributions for six months following a hardship withdrawal.

Plan Termination
In the event of Plan termination, participants will become 100% vested in their accounts. Although IGT has not expressed any intent to do so, IGT has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Loans
 The Plan allows for loans to be taken against a participant’s vested account, subject to the following restrictions:

•	the loan amount may be no less than $1,000
•	the loan amount may be no more than the lesser of 50% of the participant’s vested account balance or $50,000
•	interest is charged on a simple interest basis at the prime rate plus 1%
•	repayment must be over a period not to exceed 60 months

Loan repayments are made through bi-weekly payroll deductions.

Administrative Expenses
Administrative expenses paid by the Plan totaled $137,109 in 2004 and $126,586 in 2003, including management and trustee fees. Consulting fees and record keeping fees are paid by IGT.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash
Cash represents interest bearing cash held for the purpose of providing liquidity and satisfying daily participant requests related to the IGT Unitized Stock Fund, maintained in accordance with the Trust Agreement between IGT and Fidelity.

Investments, at Fair Value
All Plan investments are valued at quoted market prices as of December 31, 2004 and 2003. Investments include employer profit sharing contributions not yet distributed and participant investment options. Investment securities, in general, are exposed to various risks, such as interest rate and credit risk, as well as overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. As of December 31, 2004 and 2003, there were no participants who had requested a distribution but not been paid. Net assets available for benefits included $36.6 million and $38.7 million due to participants who have terminated employment but have not taken a distribution from the Plan.

3. Investments

All investments of the Plan are administered by an investment management agent. The following table presents the fair value of investments at quoted market prices as of December 31:

	2004		2003
Fidelity Retirement Money Market Portfolio	$37,041,154	(1)	$32,881,255	(2)
PIMCO Total Return Fund – Administration Class	15,998,737	(1)	15,492,042	(2)
Fidelity Puritan® Fund	6,444,142		4,870,829
Fidelity Equity-Income II Fund	23,523,164	(1)	20,892,888	(2)
Spartan® U.S. Equity Index Fund	9,867,645		7,759,333
Baron Asset Fund	9,422,660		8,595,508
Fidelity Dividend Growth Fund	25,420,185	(1)	22,301,858	(2)
Fidelity OTC Portfolio	10,508,237		9,515,519
FMA Small Company Portfolio	3,040,958		2,032,040
Fidelity Diversified International Fund	14,092,370		9,420,748
IGT Unitized Stock Fund	87,850,856	(1)	93,068,927	(2)
Franklin Small-Mid Cap Growth Fund – Class A	6,117,465		3,304,235
Fidelity Low-Priced Stock Fund	11,339,307		7,922,186
Credit Suisse Capital Appreciation	3,437,531		3,610,878
TRP Mid Cap	2,588,233		—
Spartan® Money Market Fund	21,913,540	(1)	18,947,112	(2)

Total Investments	$288,606,184		$260,615,358

(1) This investment represents five percent or more of the Plan’s net assets in 2004

(2) This investment represents five percent or more of the Plan’s net assets in 2003

4. Changes in Fair Value of Investments by Fund

Changes in fair value of investments by fund were as follows for the years ended December 31:

	2004	2003
Increase (decrease) in Fair Value of Investments:
PIMCO Total Return Fund – Administration Class	$(81,750)	$152,125
Fidelity Puritan® Fund	163,081	760,299
Fidelity Equity-Income II Fund	1,136,060	5,301,790
Spartan® U.S. Equity Index Fund	715,306	1,724,930
Baron Asset Fund	1,587,152	2,199,860
Fidelity Dividend Growth Fund	991,863	4,175,267
Fidelity OTC Portfolio	605,288	2,796,786
FMA Small Company Portfolio	(12,960)	548,826
Fidelity Diversified International Fund	1,996,602	2,706,769
IGT Unitized Stock Fund	(5,009,499)	39,026,483
Franklin Small-Mid Cap Growth Fund – Class A	621,596	892,568
Fidelity Low-Priced Stock Fund	1,410,687	2,297,406
Credit Suisse Capital Appreciation	309,462	925,797
TRP Mid Cap	75,776	—

Total Increase in Fair Value of Investments	$4,508,664	$63,508,906

5. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2004 and 2003, the Plan held 1,023,367 and 1,036,300 units of common stock of IGT, the sponsoring employer, with a cost basis of $53.1 million and $42.3 million.

6. Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2000, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the IRS determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

IGT Profit Sharing Plan
401(k) RETIREMENT SAVINGS PLAN
EIN 88-0062109
Plan Number 93770

Form 5500, Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
as of December 31, 2004

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par, or maturity value	Value
		Common Stock
*	IGT	IGT Unitized Stock Fund	$87,850,856

		Mutual Funds
*	Fidelity	Retirement Money Market Portfolio	37,041,154
	PIMCO Funds	PIMCO Total Return Fund – Administration Class	15,998,737
*	Fidelity	Fidelity Puritan® Fund	6,444,142
*	Fidelity	Fidelity Equity-Income II Fund	23,523,164
*	Fidelity	Spartan® U.S. Equity Index Fund	9,867,645
	Baron	Baron Asset Fund	9,422,660
*	Fidelity	Fidelity Dividend Growth Fund	25,420,185
*	Fidelity	Fidelity OTC Portfolio	10,508,237
	FMA Funds	FMA Small Company Portfolio	3,040,958
*	Fidelity	Fidelity Diversified International Fund	14,092,370
	Franklin	Franklin Small-Mid Cap Growth Fund – Class A	6,117,465
*	Fidelity	Fidelity Low-Priced Stock Fund	11,339,307
	Credit Suisse	Credit Suisse Capital Appreciation	3,437,531
	TransCanada Pipeline Limited	TRP Mid Cap	2,588,233
*	Fidelity	Spartan® Money Market Fund	21,913,540

		Total Investments	288,606,184

*	Various participants	Participant loans (maturing 2004 to 2009 at
		Interest rates of 5% to 10.5%)	11,020,576

	Total Assets Held For Investment Purposes		$299,626,760

* Indicates a party-in-interest to the Plan
Column (d), cost, has been omitted, as investments are participant-directed

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

IGT PROFIT SHARING PLAN

By:	IGT Profit Sharing Plan Committee

By:	/s/David Johnson	Date: June 27, 2005

David Johnson Chairman IGT Profit Sharing Plan Committee

EXHIBIT INDEX

Exhibit	Description
Exhibit 23	Consent of Independent Registered Public Accounting Firm